Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended September 30,	Years Ended March 31,
	2010	2010	2009	2008	2007
Earnings (loss) from operations before income tax provision	$ 175,415	$ 329,656	$ (3,188,197)	$ 437,327	$ 1,043,854
Fixed Charges:
Interest Expense	44,959	124,617	177,588	87,993	72,123
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision[1]	2,291	1,700	5,217	1,232	(649)
Portion of rental expenses representative of interest factor[2]	21,533	43,066	37,487	39,080	32,383
Earnings (loss) available for fixed charges	$ 244,198	$ 499,039	$ (2,967,905)	$ 565,632	$ 1,147,711
Fixed Charges:
Interest Expense	$ 47,250	$ 126,317	$ 182,805	$ 89,225	$ 71,474
Interest expense included in interest expense not related to third party indebtedness[1]	(2,291)	(1,700)	(5,217)	(1,232)	649
Portion of rental expense representative of interest factor[2]	21,533	43,066	37,487	39,080	32,383
Total Fixed Charges	$ 66,492	$ 167,683	$ 215,075	$ 127,073	$ 104,506
Consolidated ratio of earnings (loss) to fixed charges	3.7	3.0	(13.8)	4.5	11.0

1)

The portion of interest related to uncertain tax positions is excluded from the calculation.

2)

The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.